UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

LM FUNDING AMERICA, INC.

(Name of Issuer)

COMMON

(Title of Class of Securities)

502074404

(CUSIP Number)

Nicholas Perkell, 2nd Floor College House, 17 King Edwards Road, Ruislip, London, United Kingdom,
HA4 7AE, t:+1 2133754504

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

4 January 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	502074404

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AGN Holdings Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None
14	TYPE OF REPORTING PERSON (See Instructions)
CO

The following constitutes Amendment No. 1 to the schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Considerations

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

All securities reported as being beneficially owned on the reporting person have been sold

Item 5. Interest in Securities of the Issuer

(a) Item 5(a) of the Schedule 13D is hereby amended and supplemented by adding the following:

      The aggregate number of Securities to which this Schedule D relates is none since all 1,023,000 shares reported as beneficially owned were sold as of January 4, 2024

(b) As of January 4, 2023, the Reporting Person did not own any shares and thus, ceased to be the beneficial owner of more than five percent of the shares.

Explanatory Note:

This Amendment No. 1 is being filed to disclose that the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer. This Amendment is the final amendment to the initial Schedule 13D disclosing beneficial ownership of 1,023,000 common shares filed on October 29, 2021 and constitutes an exit filing for the Reporting Person

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 18, 2024
Dated

AGN Holdings Ltd /s/ Nicholas Perkell
Signature

Nicholas Perkell / Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).